Mail Stop 4561
									September 19, 2005

Mr. Thomas C. Staples
Chief Financial Officer
Winthrop Residential Associates I, a Limited Partnership
7 Bulfinch Place
Suite 500
P.O. Box 9507
Boston, MA 02114-9507

      Re:	Winthrop Residential Associates I, a Limited Partnership
		Form 10-KSB for the year ended December 31, 2004
		Filed March 31, 2005
      File No. 000-10272

Dear Mr. Staples:

      We have reviewed your response letter dated July 27, 2005 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Note 1 - Organization and Summary of Significant Accounting
Policies

Investments in Local Limited Partnerships, page 15

1. In your response to comment 2 regarding paragraph 5(b) of FIN 46(R), you state that the general partner contributions for both Stonegate and College Green were not significant and were exceeded by development fees received from the partnerships; therefore, the general partner in each limited partnership does not hold an equity investment at risk, but rather only the limited partner is a holder of an equity investment at risk. Additionally, it appears that you are indirectly protected from a portion of the expected losses of these partnerships by virtue of that fact that your loss is capped to the extent of your original investments as a limited partner. Thus, it appears that the holders of each equity investment at risk (in these cases, just your partnership) lack the obligation to absorb the expected losses of the limited partnerships, which is one of the characteristics required by paragraph 5(b)(2) of FIN 46(R) in order for the limited partnerships to be exempt from consolidation. In light of these facts and relationships, please tell us how you determined that these limited partnerships do not qualify as variable interest entities.


      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.








	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or
Daniel
Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



      Daniel Gordon			Branch Chief



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Mr. Thomas C. Staples
Winthrop Residential Associates I, a Limited Partnership
September 19, 2005
Page 1